AEGIS CAPITAL CORP.

810 Seventh Avenue, 18th Floor

New York, New York 10019

June 12, 2014

VIA EDGAR

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Pamela Howell

Re:	Signal Genetics LLC – Request for Acceleration

Registration Statement on Form S-1

File No. 333-194668

Dear Ms. Howell:

Reference is made to our letter dated June 9, 2014, in which we, acting on behalf of the several underwriters, joined in the request of Signal Genetics LLC requesting the acceleration of the effective date of the above-referenced Registration Statement for Wednesday, June 11, 2014, at 5:30 PM (Eastern Daylight Time), in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended. We are no longer joining in such request that such Registration Statement be declared effective at this time and we hereby formally join Signal Genetics LLC’s withdrawal of its request for acceleration of the effective date.

Very Truly Yours, By: AEGIS CAPITAL CORPORATION By: /s/ Sam Guidetti Name: Sam Guidetti Title: Chief Compliance Officer